Exhibit 4.2
DESCRIPTION OF CAPITAL STOCK
The following is a summary of the material rights of our capital stock and related provisions of our articles of incorporation, or articles, and bylaws. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our articles and bylaws, which we have included as exhibits to our filings with the Securities and Exchange Commission. We urge you to read these documents for a more complete understanding of shareholder rights.
Our articles authorize the issuance of up to 60,000,000 shares of common stock, without par value, and up to 10,000,000 shares of preferred stock, without par value.
Common Stock
Governing Documents. Holders of shares of our common stock have the rights set forth in our articles, our bylaws and the CGCL.
Dividends and Distributions. The holders of our common stock are entitled to share equally in any dividends that our board of directors may declare from time to time out of funds legally available for dividends, subject to limitations under California law and any preferential rights of holders of our then outstanding preferred stock.
Ranking. Our common stock ranks junior with respect to dividend rights and rights upon liquidation, dissolution or winding up to all our other securities and indebtedness.
Upon any voluntary or involuntary liquidation, dissolution or winding up, the holders of our common stock are entitled to share equally, on a per share basis, in all of our assets available for distribution, after payment to creditors and subject to any prior distribution rights granted to holders of any then outstanding shares of preferred stock.
Conversion Rights. Our common stock is not convertible into any other shares of our capital stock.
Preemptive Rights. Holders of our common stock do not have any preemptive rights.
Voting Rights. The holders of our common stock are entitled to one vote per share on any matter to be voted on by the shareholders. A plurality of the shares voted shall elect all of the directors then standing for election at a meeting of shareholders at which a quorum is present.
Redemption. We have no obligation or right to redeem our common stock.
Stock Exchange Listing. Our common stock is listed on the Nasdaq Global Market under the trading symbol “PCB.”
Preferred Stock
Upon authorization of our board of directors, we may issue shares of one or more series of our preferred stock from time to time. Our board of directors may, without any action by holders of common stock and except as may be otherwise provided in the terms of any series of preferred stock of which there are shares outstanding, adopt resolutions to designate and establish a new series of preferred stock. Upon establishing such a series of preferred stock, the board will determine the number of shares of preferred stock of that series that may be issued and the rights and preferences of that series of preferred stock. The rights of any series of preferred stock may include, among others:
•general or special voting rights;
•preferential liquidation rights;
•preferential cumulative or noncumulative dividend rights;
•redemption or put rights; and
•conversion or exchange rights.

We may issue shares of, or rights to purchase shares of, one or more series of our preferred stock that have been designated from time to time, the terms of which might:
•adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, the common stock or other series of preferred stock;
•discourage an unsolicited proposal to acquire us; or
•facilitate a particular business combination involving us.
Any of these actions could have an anti-takeover effect and discourage a transaction that some or a majority of our shareholders might believe to be in their best interests or in which our shareholders might receive a premium for their stock over our then market price.
The Company previously had issued and outstanding two series of preferred stock, the Series A and Series B Fixed Rate Perpetual Preferred Stock, both of which were fully redeemed and retired in a series of direct repurchases and redemptions in 2013 and 2014.
Senior Non-Cumulative Perpetual Preferred Stock, Series C
The following is a brief description of the terms of our Senior Non-Cumulative Perpetual Preferred Stock, Series C (“series C preferred stock”) that may be resold by the initial securityholder under certain circumstances. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to our articles of incorporation, as amended, including the certificate of determination with respect to the series C preferred stock, copies of which have been filed with the SEC and are also available upon request from us.
General
Under our articles of incorporation, as amended, we have authority to issue up to 10 million shares of preferred stock, no par value per share. Of such number of shares of preferred stock, 69,141 shares have been designated as series C preferred stock, all of which shares were issued to the initial securityholder in a transaction exempt from the registration requirements of the Securities Act. The issued and outstanding shares of series C preferred stock are validly issued, fully paid and nonassessable.
Dividends Payable on Shares of Series C Preferred Stock
Holders of shares of series C preferred stock are entitled to receive non-cumulative cash dividends out of assets legally available for payment on the dividend payment date that is at least two years from the original issue date, if and when declared by our board of directors or a duly authorized committee of the board, at a rate per annum of zero percent for the first two years after issuance, and thereafter at a rate which is between the floor dividend rate per annum of 0.50% and the ceiling dividend rate per annum of 2.00% on a liquidation preference of $1,000 per share of series C preferred stock. The dividend rate after the initial two years will be reset annually until the tenth anniversary of the issuance and will be based upon the annual change in actual qualified lending pursuant to the terms of the ECIP relative to a baseline level of qualified lending, expressed as a percentage of the aggregate liquidation amount of the series C preferred stock. The final reset will be based upon the average annual increase in qualified lending over the nine-year period preceding the last reset date, expressed as a percentage of the aggregate liquidation amount.
Dividends which are declared on the series C preferred stock are payable quarterly in arrears on March 15, June 15, September 15, and December 15, each a dividend payment date, starting with the June 15, 2024 payment date. If any dividend payment date is not a business day, then the next business day will be the applicable dividend payment date, and no additional dividends will accrue as a result of the applicable postponement of the dividend payment date. Dividends declared and payable during any dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends declared with respect to the series C preferred stock are payable to holders of record of shares of series C preferred stock on the date that is 15 calendar days immediately preceding the applicable dividend payment date or such other record date as the board of directors or any duly authorized committee of the board determines, so long as such record date is not more than 60 nor less than 10 days prior to the applicable dividend payment date.

The terms of the series C trust preferred stock provide that the dividends shall be non-cumulative. If the board of directors does not declare a dividend on the series C preferred stock with respect to any dividend period, the holders of series C preferred stock shall have no right to receive any dividend with respect to such dividend period, and we shall have no obligation to pay a dividend with respect to such dividend period, whether or not dividends are declared for any subsequent dividend period. However, so long as any series C preferred stock remains outstanding, we are prohibited from paying cash dividends to shareholders or repurchasing stock unless full dividends on all outstanding shares of series C preferred stock with respect to the most recently completed dividend period have been or are contemporaneously declared and paid and we are not in default on our obligation to redeem any shares of series C preferred stock that have been called for redemption.
We are subject to various regulatory policies and requirements related to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Board of Governors of the Federal Reserve System, or the Federal Reserve Board, is authorized to determine, under certain circumstances relating to the financial condition of a bank holding company, such as us, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. In addition, we are subject to California state laws relating to the payment of dividends. Since we receive substantially all of our revenue from Pacific City Bank, our ability to pay dividends on our common stock or preferred stock depends on our receipt of dividends from Pacific City Bank. Dividend payments from Pacific City Bank are subject to legal and regulatory limitations, generally based on net income and retained earnings. The ability of Pacific City Bank to pay dividends to us is also subject to its profitability, financial conditions, capital expenditures and other cash flow requirements.
Priority of Dividends
With respect to the payment of dividends and the amounts to be paid upon liquidation, the series C preferred stock will rank:
•Senior to our common stock and all other equity securities designated as ranking junior to the series C preferred stock; and
•at least equally with all other equity securities designated as ranking on a parity with the series C preferred stock, or parity stock, with respect to the payment of dividends and distribution of assets upon our liquidation, dissolution or winding up of PCB Bancorp.
So long as any shares of series C preferred stock remain outstanding, unless full dividends on all outstanding shares of series C preferred stock with respect to the most recently completed dividend period have been or are contemporaneously declared and paid and we are not in default on our obligation to redeem any shares of series C preferred stock that have been called for redemption, no dividend whatsoever shall be paid or declared on PCB Bancorp’s common stock, other junior stock, or dividend parity stock other than a dividend payable solely in common stock. We and our subsidiaries also may not purchase, redeem or otherwise acquire for consideration any shares of our common stock, other junior stock, or dividend parity stock unless full dividends on all outstanding shares of series C preferred stock with respect to the most recently completed dividend period have been or are contemporaneously declared and paid and we are not in default on our obligation to redeem any shares of series C preferred stock that have been called for redemption.
If the board of directors elects to declare only partial instead of full dividends for a dividend payment date and related dividend period on the shares of series C preferred stock, or any dividend parity stock, then to the extent permitted by the terms of the series C preferred stock and each outstanding series of dividend parity stock, such partial dividends shall be declared on shares of C preferred stock and each outstanding series of dividend parity stock, and dividends so declared shall be paid, as to any such dividend payment date and related dividend period in amounts such that the ratio of the partial dividends declared and paid on each such series to full dividends on each such series is the same.
Subject to the foregoing, such dividends (payable in cash, stock or otherwise) as may be determined by our board of directors (or a duly authorized committee of the board) may be declared and paid on our common stock and any other stock ranking equally with or junior to the series C preferred stock from time to time out of any funds legally available for such payment, and the series C preferred stock shall not be entitled to participate in any such dividend.

Redemption
The series C preferred stock may be redeemed (i) in whole or in part, from time to time, on any dividend payment date on or after June 15, 2027, or (ii) in whole but not in part at any time within 90 days following a regulatory capital treatment event, as defined in the relevant certificate of determination, subject to the approval of the Federal Reserve Board, in whole or in part, subject to the notice as described below.
In any redemption or repurchase, the redemption or repurchase price is an amount equal to the per share liquidation amount plus any declared but unpaid dividends to but excluding the date of redemption.
The series C preferred stock will not be subject to any mandatory redemption, sinking fund or similar provisions. Holders of shares of series C preferred stock have no right to require the redemption or repurchase of the series C preferred stock.
If fewer than all of the outstanding shares of series C preferred stock are to be redeemed, the shares to be redeemed shall equal at least 20% of the number of originally issued shares of series C preferred stock, or all of the then outstanding shares if the number of shares then outstanding is less than 20% of the number of originally issued shares of series C preferred stock and, in any case, the shares to be redeemed shall be selected either pro rata from the holders of record of shares of series C preferred stock in proportion to the number of shares held by those holders or in such other manner as our board of directors or a committee thereof may determine to be fair and equitable.
We will mail notice of any redemption of series C preferred stock by first class mail, postage prepaid, addressed to the holders of record of the shares of series C preferred stock to be redeemed at their respective last addresses appearing on our books. This mailing will be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed or otherwise given as described in this paragraph will be conclusively presumed to have been duly given, whether or not the holder receives the notice, and failure duly to give the notice by mail or otherwise, or any defect in the notice or in the mailing or provision of the notice, to any holder of series C preferred stock designated for redemption will not affect the redemption of any other series C preferred stock. Each notice of redemption will set forth the applicable redemption date, the redemption price, the place where shares of series C preferred stock are to be redeemed, and the number of shares of series C preferred stock to be redeemed (and, if less than all shares of series C preferred stock held by the applicable holder, the number of shares to be redeemed from the holder).
Shares of series C preferred stock that are redeemed, repurchased or otherwise acquired by us will revert to authorized but unissued shares of our preferred stock.
Liquidation Rights
In the event that we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, holders of series C preferred stock will be entitled to receive an amount per share, referred to as the total liquidation amount, equal to the fixed liquidation preference of $1,000 per share, plus any declared and unpaid dividends. Holders of the series C preferred stock will be entitled to receive the total liquidation amount out of our assets that are available for distribution to shareholders, after payment or provision for payment of our debts and other liabilities but before any distribution of assets is made to holders of our common stock or any other shares ranking, as to that distribution, junior to the series C preferred stock.
If our assets are not sufficient to pay the total liquidation amount in full to all holders of series C preferred stock and all holders of any shares of outstanding parity stock, the amounts paid to the holders of series C preferred stock and other shares of parity stock will be paid pro rata in accordance with the respective total liquidation amount for those holders. If the total liquidation amount per share of series C preferred stock has been paid in full to all holders of series C preferred stock and other shares of parity stock, the holders of our common stock or any other shares ranking, as to such distribution, junior to the series C preferred stock will be entitled to receive all of our remaining assets according to their respective rights and preferences.
For purposes of the liquidation rights, neither the sale, conveyance, exchange or transfer of all or substantially all of our property and assets, nor the consolidation or merger by us with or into any other corporation or by another corporation with or into us, will constitute a liquidation, dissolution or winding up of our affairs.

Voting Rights
Except as indicated below or otherwise required by law, the holders of series C preferred stock will not have any voting rights.
Board Observation Rights.
If the dividends on the series C preferred stock have not been declared and paid for an aggregate of five quarterly dividend periods or more (whether or not consecutive), we are obligated to invite a representative (“preferred observer”) selected by the holders of series C preferred stock, voting as a single class, to attend all meetings of our board of directors in a nonvoting observer capacity and, in this respect, shall give such preferred observer copies of all notices, minutes, consents, and other materials that it provides to its directors in connection with such meetings
The rights of holders of series C preferred stock to have a preferred observer on the board shall terminate when full dividends have been timely paid on the series C preferred stock for at least 4 consecutive dividend periods, subject to revesting in the event of each and every subsequent occurrence triggering the right.
Election of Two Directors upon Non-Payment of Dividends.
If the dividends on the series C preferred stock have not been declared and paid in full for an aggregate of six quarterly dividend periods or more (whether or not consecutive), the holders of series C preferred stock, voting as a single class, have the right, but not the obligation, to elect two members of our board of directors, referred to as the preferred stock directors, at the next annual meeting (or at a special meeting called for the purpose of electing the preferred stock directors prior to the next annual meeting) and at each subsequent annual meeting until full dividends have been timely paid on the series C preferred stock for at least 4 consecutive dividend periods, subject to revesting in the event of each and every subsequent occurrence triggering the right. Our bylaws provide that in the event such voting right is triggered, the authorized number of directors on our board of directors shall be increased by two members. The election of any preferred stock director is subject to the qualification that the election would not cause us to violate the corporate governance requirement of the NASDAQ Global Select Market (or any other exchange on which our securities may be listed) that listed companies must have a majority of independent directors.
Upon the termination of the right of the holders of series C preferred stock, as described above, the preferred stock directors will immediately cease to be qualified as directors, their term of office shall terminate immediately and the number of our authorized directors will be reduced by the number of preferred stock directors that the holders of series C preferred stock and voting parity stock had been entitled to elect. The holders of a majority of shares of series C preferred stock, voting as a class, may remove any preferred stock director, with or without cause, and the holders of a majority of the shares series C preferred stock, voting as a class, may fill any vacancy created by the removal of a preferred stock director. If the office of a preferred stock director becomes vacant for any other reason, the holders of series C preferred stock may choose a successor to fill such vacancy for the remainder of the unexpired term.
Other Voting Rights.
So long as any shares of series C preferred stock are outstanding, in addition to any other vote or written consent of shareholders required by law or by our articles of incorporation, the vote or written consent of the holders of at least 66 2/3% of the shares of series C preferred stock at the time outstanding, together with the holders of any outstanding parity stock with like voting rights, referred to as voting parity stock, voting separately as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating:
•any amendment or alteration of the certificate of determination for the series C preferred stock or our articles of incorporation to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of capital stock ranking senior to the series C preferred stock with respect to payment of dividends and/or distribution of assets on our liquidation, dissolution or winding up;

•any amendment, alteration or repeal of any provision of the certificate of determination for the series C preferred stock so as to adversely affect the rights, preferences, privileges or voting powers of the series C preferred stock; or
•any consummation of a binding share exchange or reclassification involving the series C preferred stock or of a merger or consolidation by us with another entity, unless the shares of series C preferred stock remain outstanding following any such transaction or, if we are not the surviving entity, such shares are converted into or exchanged for preference securities and such remaining outstanding shares of series C preferred stock or preference securities have rights, preferences, privileges and voting powers that are not materially less favorable than the rights, preferences, privileges or voting powers of the series C preferred stock, taken as a whole.
•any consummation of a holding company transaction, unless as a result of the holding company transaction each share of series C preferred stock shall be converted into or exchanged for one share with an equal liquidation preference of our preference securities or the acquiror. Any such conversion shares shall be issued on terms that are equivalent to the terms of the series C preferred stock being exchanged.
To the extent of the voting rights of the series C preferred stock, each holder of series C preferred stock will be entitled to one vote for each share of series C preferred stock held.
The foregoing voting provisions will not apply if, at or prior to the time when the vote or consent would otherwise be required, all outstanding shares of series C preferred stock have been redeemed or called for redemption upon proper notice and sufficient funds have been set aside by us for the benefit of the holders of series C preferred stock to effect the redemption.
Anti-Takeover Considerations and Special Provisions of Our Articles, Bylaws and California Law
California law and certain provisions of our articles and bylaws could have the effect of delaying or deferring the removal of incumbent directors or delaying, deferring or discouraging another party from acquiring control of us, even if such removal or acquisition would be viewed by our shareholders to be in their best interests. These provisions, summarized below, are intended to encourage persons seeking to acquire control of us to first negotiate with our board of directors. These provisions also serve to discourage hostile takeover practices and inadequate takeover bids. We believe that these provisions are beneficial because the negotiation they encourage could result in improved terms of any unsolicited proposal.
Authorized But Unissued Capital Stock. We have authorized but unissued shares of common stock and preferred stock, and our board of directors may authorize the issuance of one or more series of preferred stock without shareholder approval. These shares could be used by our board of directors to make it more difficult or to discourage an attempt to obtain control of us through a merger, tender offer, proxy contest or otherwise.
Limitation on Right to Call a Special Meeting of Shareholders. Our bylaws provide that special meetings of shareholders may only be called by our board, Chairman, or President, or by one or more holders of not less than 10% of our outstanding shares of capital stock entitled to vote for the purpose or purposes for which the meeting is being called.
Advance Notice Provisions. Additionally, our bylaws provide that nominations for directors must be made in accordance with the provisions of our bylaws, which generally require, among other things, that such nominations be provided in writing to our President, not less than 14 days and no more than 50 days prior to the date of the meeting. The advance notice provision gives the board adequate time to respond to the shareholder proposal. If the shareholder fails to provide the notice within the time prescribed under the bylaws, the Chairman of the meeting can exclude the proposal at the shareholders meeting
Action by Written Consent of Shareholders. Our bylaws provide that any action required or permitted to be taken by the holders at a duly called annual or special meeting of the holders of our capital stock may be effected by any consent in writing by signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting our shareholders. However, in the case of election of directors, such a consent shall be effective only if signed by the holders of all outstanding shares entitled to vote for the election of directors.

Filling of Board Vacancies. Any vacancies in our board of directors and any directorships resulting from any increase in the number of directors may be filled by a majority of the remaining directors, whether or not they constitute quorum, or a sole remaining director. The shareholders may elect a director at any time to fill any vacancy not filled by the directors. Any such election by written consent other than to fill a vacancy created by removal, which requires the unanimous consent of all shares entitled to vote for the election of directors, requires the consent of a majority of the outstanding shares entitled to vote. However, a vacancy created by the removal of a director (other than when the removed director has been convicted of a felony or declared of unsound mind by an order of court) may be filled only by the affirmative vote of a majority of the shares represented and entitled to vote at a duly held meeting at which a quorum is present, or by the unanimous written consent of all shares entitled to vote thereon.
Amendment of the Bylaws. Our bylaws provide that our bylaws may be amended or repealed, and new bylaws may be adopted, by the vote of a majority of the board of directors. Accordingly, our board could take action to amend our bylaws in a manner that could have the effect of delaying, deferring or discouraging another party from acquiring control of us.
Elimination of Cumulative Voting. Our bylaws contain a provision that eliminates cumulative voting for the election of directors. Our shareholders may not vote cumulatively in the election of directors.